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                                                                    EXHIBIT 3.09

                                  AMENDMENT TO
                           AMENDED AND RESTATED BYLAWS
                                JANUARY 16, 2004

         ARTICLE III, SECTION 1 (LAST PARAGRAPH):

         The last paragraph of Article III, Section 1, which reads as follows:

                  For purposes of these Amended and Restated Bylaws, an Independent Director shall mean a director who meets all of the following requirements:

                  (i)      Is elected by the stockholders.

                  (ii) Is designated as an Independent Director by resolution of the Board.

                  (iii)    Is not any of the following:

                           (A) An officer or employee of the Corporation or any affiliate thereof.

                           (B) An individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

                  (iv) Satisfies the requirements of an independent director under Sarbanes-Oxley Act of 2002.

         is hereby deleted in its entirety.

         ARTICLE III, SECTION 10 IS AMENDED TO READ AS FOLLOWS:

         Section 10. Compensation. Directors shall be entitled to such compensation for their services as directors as from time to time may be fixed by the board, including, without limitation, for their services as members of committees of the board and in any event shall be entitled to reimbursement of all reasonable expenses incurred by them in attending directors' meetings.

         ARTICLE IV, SECTION 1 IS AMENDED TO READ AS FOLLOWS:

         Section 1.Formation of Committees. The Board may, by resolution passed by a majority of the directors present at any meeting at which a quorum is present, designate one or more committees, with each committee consisting of two
(2) or more directors of the Corporation. The Board shall designate an Audit Committee, which satisfies applicable regulations of the exchange or Nasdaq on which the Corporation's securities are listed. Except as prohibited by law, any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board conferred upon such committee by the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have the name or names as may be determined from time to time by resolution adopted by the Board.